Employment Agreement

Between

Ecologic Transportation, Inc

And

William B. Nesbitt

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is by and between Ecologic Transportation, Inc. a Nevada Corporation (“Employer”) and William B. Nesbitt (“Employee”), collectively the “Parties”.

STATEMENT OF FACTS

1.            Employer is a C-corporation engaged in or intending to be engaged in the businesses of acquiring car rental companies and other ecological transportation business and products for the purpose of providing services and products related to the operation of transportation rental and leasing companies, the development and implementation of waterless and environmentally safe vehicle and machinery cleaning products, and the marketing and management of these businesses.

2.            Employee has substantial expertise in management and in the specific fields of commerce in which the employer will be engaged.  Employer believes that Employee’s involvement in its businesses will contribute to the future success of Employer.

               3.            Employee wishes to commence employment with Employer, and Employer also wishes to have such employment commence, on the basis set forth in this Agreement.

               NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements, covenants and provisions herein contained, the Parties agree as follows:

Section 1.

Terms

1.1.            Terms.  Whenever the words, phrases and parties defined in this Section, or elsewhere in this Agreement, are intended to have the defined meanings set forth below or elsewhere in this Agreement, the first letter of the word or the first letters of all substantive words in the phrase shall be capitalized.  Otherwise, any word, phrase or party name that appears in the Agreement shall have the meaning denoted by its context.

1.2.            Definitions.

“Base Compensation” is defined in Section 3.1 hereof.

“Board of Directors” or “Board” shall mean the Board of Directors of Employer.

“Cause” is defined in Section 4.1(b) hereof.

“Change of Control” is defined in Section 4.2(d) hereof.

“Disability” and “Disabled” are defined in Section 5.1 hereof.

“Duties” are defined in Section 2.4 hereof.

“Effective Date” is defined in Section 2.2 hereof.

“Permanent Disability” is defined in Section 5.1(a) hereof.

Section 2.

Employment

2.1.            Employment.  Employer hereby employs Employee and Employee hereby accepts such employment under the terms and conditions set forth in this Agreement.

2.2.            Term.  This Agreement shall be deemed to be effective, and the term of Employee's employment shall commence as of November 1, 2011 (the “Effective Date”), and shall continue for a period of twelve (12) months from the Effective Date (the “Term”). The Term shall be automatically renewed upon its expiration and every year thereafter unless (i) it is sooner terminated in accordance with Section 4 hereof, or (ii) either party gives written notice to the other party in the manner provided in Section 8.6 at least Ninety (90) days prior to any anniversary date that the Term shall not be extended and that the Agreement shall end on the expiration of the Term then in effect.

2.3.            Best Efforts.  During the Term, Employee shall devote the majority of his business time, skill, effort and energy to the performance of the Duties hereunder and shall perform his Duties as defined herein to the best of his ability subject to the instruction, direction and control of the Board of Directors. Employee may attend to his personal and family investments and participate in industry, charitable and community activities, provided such activities do not materially interfere or conflict with the performance of his Duties.

2.4.            Duties. Employee shall serve as President, Chief Executive Officer and Chief Operating Officer of Employer, and shall perform the duties customarily associated with such capacities and at such time and place or places as Employer shall reasonably designate (“Duties”), provided, however, that, except as provided in Section 2.5 herein, Employer shall not require Employee to permanently relocate without Employee’s prior written consent.  Employee shall also participate in capital raising efforts for Employer.

2.5             Headquarters.   Employer’s corporate headquarters shall be in Santa Monica, California. Employee shall be located at the Saint Augustine office, subject to such travel as the rendering of his services hereunder may require.

2.6             Board of Directors and Advisory Board.  Employer shall exercise its commercially reasonable efforts to recruit as additional members of the Board of Directors persons of the highest reputation with particular skills in developing markets, encouraging private and well as professional investment to assure sufficient capital or operate, acquire and develop the business of Employer, as well as actively participate in corporate marketing. At its discretion the Board may require Employee to serve on the Board of Directors.

2.7             Reporting Relationships.  Managers and department heads related to the development, acquisition, marketing and sales of Employer shall report directly to Employee in his capacity as Chief Operating Officer of Employer, or in such other fashion as Employee may from time to time direct. In his activities on behalf of Employer, Employee shall be subject only to the instructions of the Executive Chairman and Board of Directors.

Section 3.

Compensation

3.1.            Base Compensation.  During the first six (6) months of Employee’s employment (the “Initial Period”) Employee’s base salary (the “Base Compensation”) shall be One Hundred and Twenty Thousand Dollars $120,000 per annum and shall be paid monthly. Until such time as Employer has received an additional equity investment equal to or greater than Two Hundred and Fifty Thousand Dollars ($250,000) Employee shall be paid and shall accept in full satisfaction for each monthly Base Compensation payment a note payable by Employer in an identical amount (an “Employee Note”), provided such Employee Notes are senior to all other notes issued by Employer. Subsequent to such time as Employer has received an additional equity investment equal to or greater than Two Hundred and Fifty Thousand Dollars ($250,000), Employer shall redeem the outstanding Employee Notes for cash up to a maximum face amount of Thirty Thousand Dollars ($30,000), reimburse Employee for all business expenses of Employee, and shall pay all subsequent monthly Base Compensation and business expense payments in cash. At the time of the earliest of to occur of the following events (each a “Strategic Event”): (i) the receipt by Employer of additional equity investment equal to or greater than Two Million Dollars ($2,000,000), or (ii) the entering into by the Employer of one or more letters of intent to purchase the business of a car rental company, Employee’s Base Compensation shall be increased to Two Hundred and Fifty Thousand Dollars ($250,000) per annum and Employer shall redeem all remaining outstanding Employee Notes for cash. If, at the expiration of the Initial Period, a Strategic Event has not occurred, Employee’s Base Compensation shall remain unchanged. The Base Compensation shall be paid

               3.2.            Initial Option Grant.  Pursuant to Employer’s Stock Option Plan, upon the execution of this Agreement Employer shall grant to Employee stock options in the amount of One Million Five Hundred Thousand (1,500,000) shares of the common stock of Employer exercisable at the current 30 day average per share (the “Initial Option Grant”). The Initial Option Grant shall vest quarterly over a three (3) year period at 125,000 shares per quarter.

monthly on the 15th of each month or on a date closest which is a “business” day or on a more or less frequent basis if it is customary for the Employer to pay other employees holding comparable positions, but in any event not less than once a month.

3.3.            Performance Option Grants.  Employer shall grant to Employee stock options in the amount of Two Million Five Hundred Thousand (2,500,000) shares of the common stock of Employer exercisable at a price per share calculated as set forth below (the “Performance Option Grant”). The Performance Option Grant shall vest on the basis of mutually agreed upon standards of performance by Employee and of development of Employer’s business. Those standards may be based upon acquiring appropriate businesses, improving the revenue and/or market share of Employer, and product offerings or other criteria that are reasonable and appropriate for Employer at that time in its development. Each vested tranche of options shall be exercisable at a price equal to the average closing bid price over the twenty trading days prior to the date of the vesting of such tranche.

3.4.            All stock purchases, grants and other shares shall be in the name of Employee.

3.5.            Upon the occurrence of a Change in Control (as hereinafter defined), one hundred percent (100%) of unvested options held by Employee shall vest immediately

Section 4.

Termination

4.1.            Grounds for Termination.

(a)              Termination Upon Death or Permanent Disability.  This Agreement shall terminate immediately upon the death of Employee or the Permanent Disability of Employee as provided in Section 5.1 hereof.

(b)             Termination by Employer for Cause.  This Agreement shall terminate immediately upon written notice by Employer to Employee that Employee has been terminated for “Cause.” “Cause” shall mean one or more of the following:

(i)               The perpetration of a fraud on Employer, or an embezzlement of funds of the Employer;

(ii)             Conviction of, or pleading guilty or nolo  contendere  to, a felony;

(iii)           Habitual insobriety or use of illegal drugs interfering with performance of the Duties; or

(iv)            Other than a failure resulting from Disability, Employee's failure or refusal to perform the Duties or to carry out reasonable and lawful directives of Employer with respect to the Duties or the manner in which the Duties are to be rendered; provided, however, that (A) such failure or refusal is material to this Agreement and repetitive, and (B) Employee has been given written notice and explanation of each refusal or failure, and fifteen (15) days from such notice to cure such refusal or failure, and no cure has been effected within such fifteen (15) days.

(c)          Voluntary Termination. Employee shall have the right to terminate this Agreement during the Term by giving Employer not less than ninety (90) days prior written notice (the “Notice Period”)..

4.2.            Effects of Termination.

(a)              General Provisions.  Except as otherwise provided herein, upon the termination of this Agreement for any reason specified in this Section 4:

(i)               Effective upon the date of termination, Employee's Duties will cease, Employee will be deemed to have given his resignation from all offices then held by him and will immediately provide Employer with confirmation of same and Employee will immediately return all keys and all information required under the then prevailing non-compete agreement.

                              (ii)             The obligation of Employer to pay Base Compensation as provided in Section 3.l hereof will cease effective upon the effective date of termination;

(iii)           Employer will reimburse Employee for all properly reimbursable expenses incurred through the date of termination; and

(iv)            Employee shall continue to be bound by all of the provisions of the then prevailing Non-Compete and Confidentiality Agreement and other agreements for the periods provided therein.

              (b) Exercise of Options and Warrants Following Termination. In the event that this Agreement is terminated for “Cause” pursuant to Section 4.1(b) or this Agreement is voluntarily terminated by Employee pursuant to Section 4.1(c), after the effective date of termination, Employee will be entitled to exercise all vested stock options and or other outstanding and mature warrants.

(c)              Termination Due to Death of Employee.  In the event that this Agreement is terminated by reason of the death of Employee, Employee's estate will receive all compensation due and owing Employee up to the date of death, provided, however, that any life insurance payable pursuant to Section 6.3 to Employee's beneficiaries shall be so paid in accordance with any such policy; and provided further that any bonus which has been awarded (but not paid) by the Board of Directors to Employee prior to Employee's death shall be promptly paid to Employee's estate.

(d)             Change in Control.  Notwithstanding anything to the contrary contained herein, upon a Change of Control (as defined below) of Employer, Employee may terminate his employment hereunder.  Notice of termination pursuant to this Section 4.2(d) shall be given in writing within six (6) months of the Change in Control.

A Change of Control shall be deemed to have taken place upon the occurrence of any of the following events:

(i)               any person (which shall mean and include any individual, corporation, partnership, group, association or other “person”, as such term is used in Sections 13 and 14 of the Securities Exchange Act of 1934, as amended) is, becomes, or has the right to become the beneficial owner, directly or indirectly, of securities of Employer representing 50% or more of voting shares issued by Employer then outstanding, whether or not such person continues to be the beneficial owner of securities representing 50% or more of such outstanding shares; or

(ii)             the stockholders of Employer, approve any merger, consolidation, reorganization, liquidation, dissolution, or sale of all or substantially all of Employer’s assets in which neither Employer nor a successor resulting from a change in domicile or form of organization will survive as an independent corporation.

Section 5.

Disability

5.1.            Definition and Determination of Disability. “Disability” or “Disabled” shall mean any sickness or injury that, in the opinion of a physician acceptable to Employer and Employee, renders Employee unable to perform his Duties with Employer as specified herein.

(a)              A Disability which continues for a period of ninety (90) days or more shall conclusively be presumed permanent and shall be a “Permanent Disability” for purposes of this Agreement.  Successive periods of disability shall be considered one period of continuing disability unless separated by a return to employment for a period of at least thirty (30) days.

(b)             In the event the Parties fail to agree on whether Employee is Disabled or fail to locate a physician who is acceptable to both Parties to make a determination in this regard, the following will apply:

(i)               If Employer owns a policy of disability insurance covering the Employee, a determination of such insurance company shall be binding upon the Parties; or

(ii)             If the Employer does not own a policy of disability insurance covering the Employee, the Employee and the Employer shall each designate an arbitrator, and the two arbitrators so selected shall designate a third arbitrator and the decision of the majority of such arbitrators shall be binding upon the parties. The arbitrators shall be entitled to receive and rely on any medical evidence or other information which they shall deem necessary to enable them to make a determination as to Disability

                               (c)              Employee shall further be considered Disabled if he has been found by a court or competent jurisdiction to be incompetent or if a guardian or conservator of his affairs is appointed.

5.2.            Effects of Disability.  In the event that the Employee becomes Disabled while he is employed by Employer  then during the period of such Disability or until the end of the period set forth below, whichever period ends first, he shall be compensated as follows:

(a)              The Employee shall receive all commissions owed and his full Base Compensation for a period of three (3) months.

(b)             Thereafter, pursuant to the terms of the disability insurance policy obtained by the Employer as required in Section 6.3(b) of this Agreement.

Section 6.

Expenses, Benefits, Perquisites

6.1.            Expenses.  Employer will reimburse Employee for all ordinary and reasonable out-of-pocket expenses appropriate to his status as President and Chief Operating Officer and related to his performance of the Duties during the Term.

6.2.            Benefits.

(a)              Association Membership.  Employer shall pay for Employee to join any association in which membership by an officer of Employer is deemed by Employee in his absolute discretion to advance the business interests of Employer.

(b)             Other Benefits.  Employee shall be entitled to receive such other benefits as decided from time to time by the Board of Directors.  Employee shall also participate in any pension, profit sharing plans, all as shall be decided by the Board of Directors.

6.3.            Insurance.  Employee shall be entitled to the following insurance coverage at the sole expense of Employer, provided that Employer shall not be obligated to provide such insurance until the receipt by Employer of additional equity investment equal to or greater than Two Million Dollars ($2,000,000):

(a)              Term life insurance coverage equal to two (2) times Employee's Annualized Base Compensation, but not less than Five Hundred Thousand Dollars ($500,000) with the beneficiaries designated by the Employee or, lacking such designation, Employee's estate;

(b)             Disability insurance providing for not less than sixty percent (60%) of Employee's Annualized Base Compensation plus any bonus paid for the immediately preceding year with the beneficiary of such policy to be designated by Employee; the disability policy shall be owned by Employee; and

(c)              Director and officer liability insurance.

(d)             In addition to the insurance coverages specified in subsections (a), (b) and (c) of this Section 6.3, Employee shall be entitled to participate in any other insurance programs offered generally from time to time to other executive officers or the other employees of Employer under the same terms and conditions which such programs are offered to such other officers or employees.

Section 7.

Non-Disclosure and Non-Use of Confidential Information and Non-Competition

7.1.            Non-Disclosure and Non-Use of Confidential Information.   Employer and Employee shall enter into an additional agreement regarding non-disclosure and non-use of confidential information, which agreement shall be referred to as the “Non-Compete and Confidentiality Agreement”.

7.2.            Former Employers.

                                                                                                                                      5

                              (a)              Employee represents that his employment under this Agreement does not conflict with any agreement with a former employer.

(b)             If Employee is in possession of confidential information arising out of any prior employment, Employee will not disclose such information to any officer, director, agent or employee of the Employer.

7.3.            Survival of Obligations: Remedies.  Employee's obligations under this Section 7 shall survive the expiration or termination of' Employee's employment under this Agreement (whether through Employee's resignation or otherwise).

Section 8.

Miscellaneous Provisions

8.1.            Entire Agreement.  This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof.  There are no oral understandings, terms, or conditions, and no party has relied upon any representation, express or implied, not contained in this Agreement. The terms of this Agreement shall take precedence over and control any and all conflicting provisions in any other agreement.  Specifically, the definition of “Cause” in Section 4.1(b) hereof shall apply in all other arrangements between Employee and Employer including, among others, Employer’s Stock Option Plan and any grants or awards thereunder.

8.2.            Amendments.  This Agreement may not be amended in any respect whatsoever except by a further agreement, in writing, fully executed by each of the Parties.

8.3.            Assignment.  This Agreement and the rights and obligations of the Parties shall bind and inure to the benefit of any successor or successors of the Employer by reorganization, merger, consolidation or acquisition and any assignee of all or substantially all of the Employer's business and properties, but,  except as to any such successor or assignee of the Employer, neither this Agreement nor any rights or benefits hereunder may be assigned by the Employer or by the Employee, except by operation of law.

8.4.            Captions.  The captions of this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope or intent of this Agreement at the intent of any provision contained in this Agreement.

8.5.            Arbitration.  Any controversy or claim arising out of or relating to this Agreement or for the breach thereof, or for Employee's employment, if not otherwise settled between the Parties, shall be conclusively settled by arbitration to be held in Santa Monica, California, in accordance with the American Arbitration Association's Employment Dispute Resolution Rules.  Arbitration in accordance with the foregoing shall be the Parties' exclusive remedy for any such controversies, claims or breaches.  The parties also consent to personal jurisdiction in California with respect to such arbitration.  Any award resulting from such arbitration shall be final and binding upon both parties.  Judgment upon said award may be entered in any court having jurisdiction.

8.6.            Notice.  Any notice, demand, offer, or other written instrument (each a “Notice”) required or permitted to be given shall be in writing signed by the Party giving such Notice and shall be sent by telecopier with means of verification of transmission, hand delivered or sent, postage prepaid, by certified or Registered Mail, Return Receipt Requested, or by commercial express delivery service with signature receipt, to the Parties at the addresses as set forth below. Any Party shall have the right to change the place to which such Notice shall be sent or delivered, by similar notice sent in like manner to all other parties hereto.

Notice to Employer:

Edward W. Withrow III

Chairman

Ecologic Transportation, Inc.

1327 Ocean Ave, Suite B

Santa Monica, California 90401

Fax: (888) 899-1443

Notice to Employee:

William B. Nesbitt

549 Carcaba Road

St. Augustine, Florida 32084

Fax: (904) 827-1056

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8.7.            Genders.  Any reference to the masculine gender shall be deemed to include the feminine and neuter genders and vice versa, and any reference to the singular shall include the plural, and vice versa, unless the context otherwise requires.

8.8.            Governing Law.  This Agreement shall be governed by and construed according to the laws of the state of California, without regard to principles of conflicts of laws and rules of such state.

8.9.            Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

8.10.         Reformation.  In the event that the provisions of this Agreement should ever be adjudicated to exceed the time, geographic, service or product limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic service or product limitations permitted by applicable law.

8.11.         Severability.  If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications or this Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision in any other jurisdiction or under any other circumstance.

8.12.         Waivers.  If either Party should waive any breach of any provision of this Agreement, such Party shall not thereby be deemed to have waived any preceding or succeeding breach or breaches of the same provision, or have thereby waived any other provision of this Agreement.

IN WITNESS WHEREOF, the Parties have hereunto set their hands and seals effective as provided herein.

EMPLOYER:

Ecologic Transportation, Inc.

 /s/ Edward W. Withrow III                                                                          Date:  October 11, 2011

By: Edward W. Withrow III

Chairman

EMPLOYEE:

/s/ William B. Nesbitt                                                                                   Date:  October 11, 2011

William B. Nesbitt